Exhibit a (42)
AFTER THE SPECIAL MEETING OF SHAREHOLDERS OF COMPAÑÍA DE
TELECOMUNICACIONES DE CHILE S.A., TELEFONICA ANNOUNCES THAT THE
OFFERS TO ACQUIRE 100% OF THE SHARES OF CTC WILL PROCEED IN
ACCORDANCE WITH THE ESTABLISHED SCHEDULE
The Chilean offer will expire at 11:00 p.m. (New York City Time) on October 30, 2008
The U.S. offer will expire at 12:00 Midnight (New York City Time) on October 31, 2008
Madrid, Spain, October 29, 2008 — On October 28, 2008, a Special Meeting of the Shareholders was held by Compañía de Telecomunicaciones de Chile (“CTC”) to approve a Bylaw Amendment to remove the current ownership restriction that limits to 45% the percentage of CTC shares that may be owned or voted by a single Shareholder. The Bylaw Amendment was approved by approximately 85.9% of Shareholders. Accordingly, Telefónica has announced its intention to proceed with the offers to acquire the remaining 55.1% of CTC Shares that the Telefónica Group does not already own for a purchase price of Ch$ 1,100 per series A share, Ch$ 990 per series B share and Ch$ 4,400 per ADS.
Shareholders tendering shares in the Chilean offer will have to do so before 11:00 p.m. (New York City Time) on Thursday, October 30, 2008.  Shareholders and ADS holders tendering in the U.S. offer will have to tender their shares and/or ADSs before 12:00 midnight (New York City Time) on Friday, October 31, 2008.
For enquiries, please contact:
D.F. King & Co., Inc.
Bankers and Brokers Call: (212) 269-5550
All Others Call Toll Free: (800) 859-8511
A Schedule TO/13E-3 and a Schedule 14D-9, each as amended, have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available on the SEC website (www.sec.gov). Shareholders are encouraged to read these documents for important and more detailed information regarding the U.S. Offer.